Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Sinovac Beijing Obtains China GMP Certificate Under the New GMP Guidelines

Beijing – May 24, 2013 – Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced that Sinovac Beijing, the main operating subsidiary company of Sinovac, obtained the Certificate of Good Manufacturing Practices for Pharmaceutical Products (GMP Certificate) from the China State and Food Administration (CFDA) for its proprietary vaccines, its Haidian district bulk production plants, and its Changping filing and packaging facility. The GMP certificate covers Sinovac Beijing’s vaccines commercialized in China and approved for stockpiling, inclusive of hepatitis A vaccine (human diploid cell), inactivated; hepatitis A and B combined vaccine; influenza vaccine (split virion), inactivated; pandemic influenza vaccine (inactivated, adjuvanted); pandemic influenza vaccine (split virion,adjuvanted); H1N1 influenza A vaccine (Split Virion, inactivated) The GMP certificate is valid for five years starting from April 17, 2013.

New GMP standards were implemented in China by the CFDA in March 2011. These new standards are in line with international standards. According to the notice for the implementation of new GMP guidelines (2010 version) issued by CFDA in February 2011, all China-based vaccine manufacturers are required to pass the new GMP certification by the end of 2013.

In December 2012, the CFDA conducted a on-site inspection on Sinovac Beijing’s production plants in Haidian district and the new filling and packaging line in Changping district according to the Good Manufacturing Practice for Drugs (2010 Revision), the new GMP guidelines. The CFDA granted Sinovac the GMP Certification in April 2013 following the March 2013 public notification period.

Dr. Weidong YIN, Chairman, President and CEO, commented, “Sinovac Beijing’s vaccine products, its bulk production plants, and its Changping filling and packaging facility have passed the GMP inspection and received the GMP certificate under the new version of GMP guidelines ahead of the year end 2013 deadline.The GMP guidelines adopted in China in March 2011 are consistent with international standards.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease). In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

Tel: +1-646-536-7028

Email: aestrada@theruthgroup.com